[First Bankshares letterhead]

August 21, 2009

BY EDGAR

Mr. Mark Webb, Legal Branch Attorney

Mr. Michael Seaman, Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

RE:	First Bankshares, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed July 2, 2009
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Quarterly Period Ended March 31, 2009
File No. 000-53380 ___________________________

Dear Messrs. Webb and Seaman:

In connection with the supplemental response of First Bankshares, Inc. (the Corporation) to Comments 22-24 raised by the staff of the Division of Corporation Finance (the Staff) of the U.S. Securities and Exchange Commission (the Commission) in the comment letter dated July 29, 2009 addressed to Darrell G. Swanigan, President and Chief Executive Officer of the Corporation, the Corporation acknowledges the following:

•	the Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Corporation may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

FIRST BANKSHARES, INC.

By:	/s/ Darrell G. Swanigan
Darrell G. Swanigan
President and Chief Executive Officer